UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 25, 2011

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated October 24, 2011 announcing STMicroelectronics’ 2011 third quarter and nine month financial results.

PR No. C2667C

STMicroelectronics Reports 2011 Third Quarter and Nine Month
Financial Results

•	Net revenues of $2.44 billion and gross margin of 35.8% in third quarter, within guidance
•	Net revenues of $7.54 billion and net income of $661 million for nine months
•	Continued weak market conditions amid macro-economic uncertainty

Paris, October 24, 2011 - STMicroelectronics (NYSE: STM) reported financial results for the third quarter and nine months ended October 1, 2011.

President and CEO Carlo Bozotti commented, “We entered the third quarter preparing to face a difficult market environment and much weaker than planned business with a major customer as well as ongoing inventory adjustments. Reflecting these factors, our third quarter results were substantially in line with the business outlook we provided with net revenues decreasing 4.9% sequentially and gross margin at 35.8%. During the third quarter we have seen further deterioration in the semiconductor market environment amid macro-economic uncertainty and we are now experiencing a much weaker demand across a broader range of products.

“While the current market conditions are difficult, it is clear that the investments we made over the last several years in our two strategic pillars, Sense & Power and Multimedia Convergence applications, have strengthened our market position, growth trajectory and profitability. ST’s wholly-owned businesses revenue growth of 9.3% for the first nine months of 2011 demonstrates the progress made, in spite of the changing market environment over this timeframe. In particular, we saw growth in MEMS, automotive ICs, microcontrollers and imaging products, and these sales advances have translated into improved profitability with ACCI, AMM and PDP delivering operating income growth and operating margin expansion on a year-to-date basis.

“With respect to our wireless joint venture, ST-Ericsson’s third quarter revenues came in slightly ahead of expectations. The Company continues to make progress as more devices with ST-Ericsson’s new platforms are entering the market and in the quarter, the first smartphone using ST-Ericsson’s NovaThorTM platform has ramped with one leading manufacturer. Nonetheless, ST-Ericsson’s operating loss remains substantial while it transitions to its new product portfolio.”

Summary Financial Highlights

(In Million US$)	Q3 2011	Q2 2011	Q3 2010

Net Revenues (a)	2,442	2,567	2,657
Gross Margin	35.8%	38.1%	39.2%
Operating Income (Loss), as reported	(23)	83	193
Non-U.S. GAAP Operating Income (Loss) before restructuring*	(13)	114	220
Non-U.S. GAAP Operating Margin before restructuring*	(0.5%)	4.4%	8.3%
Non-U.S. GAAP Operating Margin before restructuring attributable to ST*	4.3%	9.1%	11.6%
Net income	71	420	198
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Third Quarter Review

ST’s third quarter net revenues decreased 4.9% on a sequential basis, with all regions down sequentially except the Japan & Korea region which was up 6.7%. EMEA, Greater China & South Asia and Americas each decreased about 7%. On a year-over-year basis, ST’s net revenues decreased 8.1%, with the Americas down by 1.2%, Japan & Korea by 5.6%, EMEA by 8.8% and Greater China & South Asia by 10.6%.  Sequentially, Wireless led all product segments with third quarter revenues up 18.8% while Automotive, Consumer, Computer, Communication Infrastructure (ACCI), Power Discrete Products (PDP), and Analog, MEMS and Microcontrollers (AMM) net revenues were down 12.3%, 6.2% and 4.0%, respectively.

Gross margin, as expected, decreased 230 basis points compared to the prior quarter, principally due to prices, the underloading of ST’s wafer fabs with consequent unused capacity charges and unfavorable currency effect that were partially offset by better mix. On a year-over-year basis, gross margin declined by 340 basis points mainly due to prices, lower volumes and related charges for unused capacity and unfavorable currency effect.

As anticipated, combined SG&A and R&D expenses were $898 million compared to $895 million in the prior quarter with positive seasonal effects more than offset by a lower level of sales of R&D services at ST-Ericsson. On a year-over-year basis, combined expenses increased $59 million mainly due to unfavorable currency effects and a lower level of sales of R&D services at ST-Ericsson. Combined operating expenses, as a percentage of sales, were 36.8% in the 2011 third quarter compared to 34.9% and 31.6% in the prior and year-ago quarters, respectively.

Operating margin before restructuring attributable to ST in the 2011 third quarter was 4.3% compared to 9.1% and 11.6% in the prior and year-ago quarters, principally reflecting lower volumes and increased losses at ST-Ericsson.*

Third quarter net income was $71 million or $0.08 per diluted share, compared to $0.46 and $0.22 per diluted share in the prior and year-ago quarters, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP diluted net earnings per share of $0.09 in the third quarter, compared to $0.14 and $0.23 per share in the prior and year-ago quarters, respectively.*

For the 2011 third quarter, the effective average exchange rate for the Company was approximately $1.40 to €1.00 compared to $1.37 to €1.00 for the 2011 second quarter and $1.34 to €1.00 for the 2010 third quarter.

(*) Operating income before restructuring, operating margin before restructuring, operating margin before restructuring attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. Please refer to attachment A for additional information explaining why the Company believes these measures are important and for reconciliation to U.S. GAAP.

Net Revenues by Market Segment

Net Revenues By Market Segment / Channel (*) (In %)	Q3 2011	Q2 2011	Q3 2010
Market Segment / Channel:
Automotive	17%	17%	14%
Computer	14%	14%	13%
Consumer	10%	9%	13%
Industrial & Other	9%	10%	7%
Telecom	28%	25%	31%
Total OEM	78%	75%	78%
Distribution	22%	25%	22%
(*)Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

The sequential net revenues decrease of 4.9% was due to sales declines in all market segments except Telecom, which increased 6% sequentially. Automotive, Industrial & Other, Consumer and Computer were lower by 10%, 8%, 4% and 3%, respectively. Distribution decreased by 17%. On a year-over-year basis net revenues were lower by 8.1% with sales in Industrial & Other and Automotive up 14% and 11%, respectively, while Consumer, Telecom, and Computer were down 30%, 17% and 5%, respectively. Distribution declined 8%.

Revenues and Operating Results by ST Product Segment

Operating Segment (In Million US$)	Q3 2011 Net Revenues	Q3 2011 Operating Income (Loss)	Q2 2011 Net Revenues	Q2 2011 Operating Income (Loss)	Q3 2010 Net Revenues	Q3 2010 Operating Income (Loss)
ACCI (a)	981	70	1,118	122	1,064	128
AMM (a)	721	143	751	159	694	145
PDP	316	33	337	40	340	54
Wireless (b)	412	(215)	347	(207)	546	(94)
Others (c)(d)	12	(54)	14	(31)	13	(40)
TOTAL	2,442	(23)	2,567	83	2,657	193

ACCI third quarter net revenues decreased 12.3% compared to the prior quarter principally due to weak industry conditions and ST’s planned exit from hard disk drive system-on-chip. On a year-over-year basis, ACCI revenues decreased by 7.9% with growth in Automotive and Imaging more than offset by weakness in Consumer and Computer. ACCI operating margin was 7.1% compared to 10.9% and 12.0% in the prior and year-ago quarters, respectively.

AMM third quarter net revenues decreased by 4.0% in comparison to the prior period with growth in MEMS offset by lower demand for analog and microcontroller applications. On a year-over-year basis, AMM revenues increased by 3.9% driven by strong growth in MEMS. AMM operating margin was 19.9% in the 2011 third quarter, compared to 21.2% and 20.9% in the prior and year-ago quarters, respectively.

(a) Reflecting the transfer of a small business unit from ACCI to AMM as of January 1, 2011, the Company has reclassified prior period revenues and operating income results from ACCI to AMM.
(b) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $42 million, $6 million and $0 million of unused capacity charges in the third and second quarters of 2011 and third quarter of 2010, respectively; and $10 million, $31 million and $27 million of impairment, restructuring charges and other related closure costs in the third and second quarters of 2011 and third quarter of 2010, respectively.

PDP third quarter net revenues decreased 6.2% sequentially reflecting both a softer than expected market demand in Industrial and the anticipated weak demand from a major customer. On a year-over-year basis, PDP revenues decreased 7.0%. In the 2011 third quarter, PDP operating margin was 10.6% compared to 11.8% and 15.8% in the prior and year-ago quarters, respectively, mainly due to lower volumes and price erosion.

Wireless net revenues in the third quarter increased 18.8% sequentially but declined 24.5% year-over-year. In the third quarter, ST-Ericsson revenues from new products passed the 50% of sales threshold and included the first shipments of the NovaThorTM platform for smartphones. Wireless operating loss, net of $100 million of non-controlling interest, was $106 million in the third quarter compared to a loss of $102 million and $37 million in the prior and year-ago period, respectively. Non-controlling interest is recorded below operating results in ST’s Consolidated Income Statement and reflects primarily Ericsson’s 50% share in the joint venture’s results, as consolidated by ST.

ST-Ericsson is currently in a transition from legacy to new products. The Company’s innovative product roadmap well positions ST-Ericsson for success as an industry leader and will translate our current efforts into a value opportunity in the future. ST-Ericsson’s third quarter results show progress in that respect. Lately, uncertainty has increased due to changes in the business environment and has reduced demand for legacy products, including a much weaker than planned smartphone business with a major customer. In the event of a significant worsening of the current market conditions or a lack of results, we will consider additional actions to improve performance. Also, under these circumstances, the value of ST-Ericsson for ST could decrease to a value lower than the current carrying amount of the investment on our books.

For additional information, see ST-Ericsson’s Q3 2011 earnings results press release at www.stericsson.com

Cash Flow and Balance Sheet Highlights

Free cash flow was negative at $136 million in the third quarter, due to the results of ST-Ericsson, compared to a negative $250 million and a positive $224 million in the prior and year-ago quarters, respectively.*

Capital expenditures, still reflecting the particularly intense level of investment in the first half of 2011, were $384 million during the third quarter of 2011 compared to $332 million and $298 million in the prior and year-ago quarters, respectively.

Inventory decreased to $1.70 billion at quarter end compared to $1.76 billion at July 2, 2011. In the third quarter inventory turns were 3.7.

In the third quarter, dividends paid to shareholders were $88 million. In addition, the Company paid $72 million to redeem a portion of its 2016 convertible bond and $77 million to repurchase a portion of its 2013 Eurobonds.

ST’s net financial position was a net cash position of $827 million at October 1, 2011 compared to $1.07 billion at July 2, 2011 and $878 million at September 25, 2010. ST’s cash and cash equivalents, short-term deposits, marketable securities and restricted cash equaled $2.54 billion and total debt, including 100% of ST-Ericsson’s debt, as consolidated by ST, was $1.71 billion at October 1, 2011.*

Total equity, including non-controlling interest, was $8.46 billion at quarter end.

In the 2011 third quarter the Company posted a return on net assets (RONA) attributable to ST of 5.6%*

2011 Nine Months Results

Net revenues for the first nine months of 2011 increased 0.4% to $7.54 billion from $7.51 billion in the year ago period, mainly due to an improved product portfolio with growth driven by Automotive, MEMS, Microcontrollers and Imaging applications, while substantially offset by Wireless. ST wholly-owned businesses’ net revenues increased 9.3% for the first nine months of 2011.

(*)Free cash flow, net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

All ST wholly-owned businesses increased revenues and expanded profit in the first nine months of 2011.  ACCI’s net revenues increased 5.7% and its operating margin improved to 9.7% compared to 9.3% in the first nine months of 2010. AMM’s net revenues increased 18.6%, accompanied by an increase in its operating margin to 21.0% from 16.5% for the 2010 nine-month period. PDP net revenues increased 3.5% and its operating margin was 12.5%, compared to 12.2% for the first nine months of 2010. Wireless revenues decreased 31.0% and the operating loss increased 73.2%.

Gross margin was 37.7% of net revenues for the first nine months of 2011, compared to 38.4% of net revenues in the year-ago period, mainly due to prices and lower fab loading and unused capacity charges incurred in the 2011 third quarter. Net income, as reported, was $661 million in the first nine months of 2011, or $0.73 diluted per share, compared to net income of $611 million, or $0.68 diluted per share in the first nine months of 2010. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP diluted net earnings per share of $0.43 in the first nine months of 2011 compared to $0.48 per share in the first nine months of 2010.*

The effective average exchange rate for the Company was approximately $1.37 to €1.00 for the first nine months of 2011, compared to $1.36 to €1.00 for the first nine months of 2010.

2011 Nine Months Revenue and Operating Results by Product Segment

In Million US$	Nine Months 2011		Nine Months 2010
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	3,151	307	2,979	276
AMM	2,226	468	1,876	310
PDP	986	123	953	116
Wireless	1,143	(601)	1,658	(347)
Others	37	(119)	47	(92)
TOTAL	7,543	178	7,513	263

Fourth Quarter 2011 Business Outlook

Mr. Bozotti stated, “Based upon our current visibility and taking into account a further weakening of the market environment, we anticipate net revenues in the fourth quarter to decrease sequentially by about 8% within a range of approximately $2.15 billion and $2.30 billion. Reflecting both revenue and a higher level of unsaturation at our facilities as we make further adjustments to reduce inventory, we anticipate a gross margin range of about 33.5%, plus or minus 1.5 percentage points.

“While we remain cautious on the market environment, we have been vigilant in taking actions to maintain our solid financial position. Several additional actions we began last quarter to help mitigate the current market condition are in full effect, including temporarily closing down fabs, repatriating workload from subcontractors and cost-reduction measures.

“We anticipate that 2011 will still be a year of revenue and operating income growth in several businesses, in particular Automotive and MEMS, despite the weaker second half. As evidenced by our year-to-date results, we continue to build on the progress achieved over the course of the last two years in expanding our customer base, introducing new products and focusing on our target growth markets.”

This outlook is based on an assumed effective currency exchange rate of approximately $1.36= €1.00 for the 2011 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2011.

(*)Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information, please refer to Attachment A.

Corporate Developments
•
ST, Enel Green Power and Sharp, officially launched 3Sun in Catania. The new company will produce photovoltaic modules, initially at a run rate of 160MW per year, serving the solar power markets of Europe, the Middle East and Africa (EMEA).

Q3 2011 – Product and Technology Highlights

During the quarter, the Company made solid progress with important new-product introductions and significant design wins in key growth areas, including smart consumer devices, energy management, healthcare and data security.

ACCI (Automotive, Consumer, Computer and Communications Infrastructure)
Automotive
•	Won a socket for EyeQ technology, developed with Mobileye, for a low-cost camera-based collision-avoidance system for a US OEM.
•	Achieved major design wins for an embedded microcontroller from a leading Korean car maker for a chassis-controller application and in car body applications with a major US Tier1 customer.
•	Won a major 24-26 GHz anti-collision system design with a worldwide leader in automotive safety.
•	Awarded the main processor socket in a multimedia car radio for a leading global automotive supplier.

Computer and Communications Infrastructure
•	Won two important ASIC designs; one, using 32nm process technology, for a leading networking OEM and the other using 28nm process technology for laser printer application from a leading OEM.
•	SPEAr continued to gain traction in printer, server and communication applications, especially in Asia and the Americas.

Home Entertainment and Displays
•
Introduced and demonstrated Orly, the most powerful Set-Top Box (STB) System-on-Chip on the market. This new device is pioneering a secured- and open-internet multi-application environment in STB and home servers. Orly is the first SoC in 32nm featuring dual Cortex A9 cores, a Quad Mali-400 GPU and Quad HD video decode and transcode.

•	Announced a breakthrough combined digital set-top-box and digital TV SoC platform that offers the industry’s most interactive, robust and secure architecture.
•
The latest-generation DisplayPort receiver/transmitter chipset has been designed into the world’s first high-definition, 3D Head-Mount Display, developed by a leading consumer electronics manufacturer in Japan.

•	The Freeman Premier family was the industry’s first TV System on Chips to be successfully certified for Security Applications by Irdeto, a world leader of security and conditional access.
•	Demonstrated first images of a high-end “35mm” digital single-lens reflex CMOS sensor, based on 90nm technology with 2-Directional color stitching capability on 12” wafer size.

Analog, MEMS and Microcontrollers (AMM)
•
Introduced the STM32 F4 family of microcontrollers, the world’s fastest microcontroller based on the ARM® Cortex™-M4 core. This family adds signal-processing capabilities and faster operations to the already outstanding portfolio of STM32 microcontrollers.

•
Collaborated with Microsoft to enable support for ST’s Near-Field Communication solution in the upcoming Windows 8 operating system and demonstrated the 64k dual-interface EEPROM compatibility with NFC phones with Android™ application release.

•	Won slots for 256k- and 1Megabit serial EEPROM for a daughter card and wireless accessories at a major US manufacturer.
•	Achieved a major design win from a leading Japanese manufacturer in Home Theater applications, further strengthening ST’s position in Digital Audio Power global offering.

•	Won a major dual interface secure microcontroller design for Prisma contactless payment technology at a major bank in Poland for roll-out in 2012.
•	Secured a design win with a global electronics powerhouse that operates in the industrial, energy and healthcare sector for a new opto-less ac/dc converter for building-power applications.
•
Won places for both 3-axis accelerometers and 3-axis gyroscopes in an important portable consumer application from a significant US manufacturer and earned a design win for a 3-axis digital gyro that will be used in the next-generation of a major gaming system.

Power Discrete Products (PDP)
•	Gained a major automotive design win for power MOSFETs with an Americas’ client.
•	Won a major design for a battery charger with an American consumer-electronics company.
•	Won multiple designs for a new 50V DMOS product for RF Plasma generators from customers in the ericas, Europe and Japan.
•
Earned several design wins for protection devices that safeguard power, signal and high-speed data lines vulnerable to both electro-static discharge and lightning surges in consumer and telecom applications.

ST-Ericsson
•	Products
○	Launched its NovaThor-powered Snowball developer board in the Chinese market.
•	Customers
○	China Mobile and HTC launched the HTC Sensation Z710t in September, the first smartphone based on ST-Ericsson’s powerful new NovaThor platform.
○	Lenovo’s new Android-based ThinkPad™ tablet features Ericsson’s mobile broadband modules, based on ST-Ericsson’s Thor HSPA+ 21Mbps modem.
○
Panasonic launched a smartphone based on ST-Ericsson’s Thor thin modem.  Panasonic also announced that additional smartphones based on ST-Ericsson’s Thor HSPA+ 21Mbps thin modems will be available by the end of the year.

•	Partners/technology
○	To drive innovation in mobile augmented reality, ST-Ericsson intensified collaboration in mobile augmented reality research projects with Metaio, a world leader in augmented reality solutions.

SPEAr and STM32 are trademarks of STMicroelectronics. NovaThor is a trademark of ST-Ericsson. Android, ARM, Cortex, DisplayPort, and ThinkPad are trademarks of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before restructuring, operating margin attributable to ST, adjusted net earnings (loss), adjusted net earnings (loss) per share, free cash flow, RONA attributable to ST and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Changes in demand in the key application markets and from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•	our ability in periods of reduced demand or visibility on orders to reduce our expenses as required and to operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•
the operations of the ST-Ericsson wireless joint venture, which represent an over $2 billion investment and risk for our business, are currently in a transition from legacy to new products in a rapidly evolving market environment and facing a dramatic change in their major customer business.  Consequently, ST-Ericsson is incurring significant losses. In the event of non-acceptance by customers of new products, a significant worsening of the current market conditions or a lack of results, the value of ST-Ericsson for ST could decrease to a value lower than the current carrying amount of the investment on our books;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to maintain or improve our competiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws, expected income or the outcome of tax audits, changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product-warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami (in particular, the aftermath of the current flooding in Thailand which impact the operations of our customers), volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the SEC on March 7, 2011. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On October 25, 2011, the management of STMicroelectronics will conduct a conference call to discuss the Company’s performance for the third quarter of 2011.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until November 4, 2011.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2010, the Company’s net revenues were $10.35 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

(Attachment A)

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income before restructuring is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, the impact of equity investment divestiture and subsequent sale of Micron shares, other-than-temporary impairment (OTTI) charges and realized gain on financial assets, net of the relevant tax impact.

Return on net assets (RONA) is considered by management to be the key financial and economic metric to measure the return on invested capital.  RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, restricted cash, bank overdrafts, current portion of long-term debt and long-term debt.

Operating income before restructuring attributable to ST is calculated as operating income before restructuring excluding 50% of ST-Ericsson operating income (loss) before restructuring as consolidated by ST. Operating margin before restructuring attributable to ST is calculated as operating income before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized operating income before restructuring attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2011 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	873	(23)	71	0.08
Impairment & Restructuring		10	7
Estimated Income Tax Effect			7
Non-U.S GAAP	873	(13)	85	0.09

Q2 2011 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	977	83	420	0.46
Impairment & Restructuring		31	24
Realized gain on financial assets			(323)
Estimated Income Tax Effect			5
Non-U.S GAAP	977	114	126	0.14

Q3 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	1,041	193	198	0.22
Impairment & Restructuring		27	18
Estimated Income Tax Effect			(5)
Non-U.S GAAP	1,041	220	211	0.23

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, net of bank overdrafts, if any, current and non-current marketable securities excluding Micron shares received in connection with the sales of Numonyx, short-term deposits and non-current restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

Net Financial Position (in US$ millions)	October 1, 2011	July 2, 2011	September 25, 2010
Cash and cash equivalents, net of bank overdrafts	1,973	2,355	1,473
Marketable securities, current	464	426	1,176(a)
Short-term deposits	91	151	67
Restricted cash	3	3	-
Non-current restricted cash	5	5	-
Marketable securities, non-current	-	-	64
Total financial resources	2,536	2,940	2,780
Short-term borrowings and current portion of long-term debt	(840)	(825)	(717)
Long-term debt	(869)	(1,045)	(1,185)
Total financial debt	(1,709)	(1,870)	(1,902)
Net financial position	827	1,070	878

(a) Excludes Micron shares received in connection with the sale of Numonyx in Q210.

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q3 2011	Q2 2011	Q3 2010
Net cash from operating activities	276	117	548
Net cash from (used in) investing activities	(413)	289	(120)
Payment for purchases of (proceeds from sale of) current and non-current marketable securities, investment in (proceeds from) short-term deposits and restricted cash, net	1	(656)	(204)
Free cash flow	(136)	(250)	224

---end---

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	October 1,	July 2,	December 31,
In million of U.S. dollars	2011	2011	2010
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,973	2,355	1,892
Restricted cash	3	3	7
Short-term deposits	91	151	67
Marketable securities	464	426	1,052
Trade accounts receivable, net	1,208	1,302	1,230
Inventories, net	1,701	1,755	1,497
Deferred tax assets	191	171	218
Assets held for sale	28	28	28
Other receivables and assets	620	749	609
Total current assets	6,279	6,940	6,600

Goodwill	1,066	1,079	1,054
Other intangible assets, net	681	715	731
Property, plant and equipment, net	4,238	4,508	4,046
Long-term deferred tax assets	382	378	329
Equity investments	106	116	133
Restricted cash	5	5	-
Non-current marketable securities	-	-	72
Other investments and other non-current assets	443	429	384
	6921	7,230	6,749
Total assets	13,200	14,170	13,349

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	840	825	720
Trade accounts payable	989	1,310	1,233
Other payables and accrued liabilities	1,041	1,030	1,004
Dividends payable to shareholders	177	265	62
Deferred tax liabilities	15	18	7
Accrued income tax	128	122	96
Total current liabilities	3,190	3,570	3,122

Long-term debt	869	1,045	1,050
Reserve for pension and termination indemnities	331	351	326
Long-term deferred tax liabilities	28	28	59
Other non-current liabilities	319	337	295
	1,547	1,761	1,730
Total liabilities	4,737	5,331	4,852
Commitment and contingencies
Equity
Parent company shareholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 884,981,770 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,538	2,531	2,515
Accumulated result	3,515	3,451	3,241
Accumulated other comprehensive income	913	1,245	979
Treasury stock	(271)	(277)	(304)
Total parent company shareholders’ equity	7,851	8,106	7,587
Noncontrolling interest	612	733	910
Total equity	8,463	8,839	8,497
Total liabilities and equity	13,200	14,170	13,349

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	October 1,	September 25,
	2011	2010

Net sales	7,460	7,452
Other revenues	83	61
NET REVENUES	7,543	7,513
Cost of sales	(4,702)	(4,627)
GROSS PROFIT	2,841	2,886
Selling, general and administrative	(930)	(864)
Research and development	(1,738)	(1,747)
Other income and expenses, net	70	60
Impairment, restructuring charges and other related closure costs	(65)	(72)
Total Operating Expenses	(2,663)	(2,623)
OPERATING INCOME	178	263
Other-than-temporary impairment charge and realized gain on financial assets	318	-
Interest income (expense), net	(20)	2
Loss on equity investments and gain on investment divestiture	(22)	251
Gain (loss) on financial instruments, net	22	(12)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	476	504
Income tax expense	(111)	(99)
INCOME BEFORE NONCONTROLLING INTEREST	365	405
Net loss attributable to noncontrolling interest	296	206
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	661	611
EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.75	0.69
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.73	0.68
NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	906.7	912.2

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	October 1,	September 25,
	2011	2010

Net sales	2,392	2,634
Other revenues	50	23
NET REVENUES	2,442	2,657
Cost of sales	(1,569)	(1,616)
GROSS PROFIT	873	1,041
Selling, general and administrative	(302)	(281)
Research and development	(596)	(558)
Other income and expenses, net	12	18
Impairment, restructuring charges and other related closure costs	(10)	(27)
Total Operating Expenses	(896)	(848)
OPERATING INCOME (LOSS)	(23)	193
Interest expense, net	(3)	(2)
Loss on equity investments	(7)	(8)
Gain (loss) on financial instruments, net	1	(1)
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(32)	182
Income tax benefit (expense)	3	(44)
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	(29)	138
Net loss attributable to noncontrolling interest	100	60
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	71	198
EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.08	0.22
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.08	0.22
NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	905.6	910.1

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2011	Q2 2011	Q3 2010

Net Cash from operating activities	276	117	548
Net Cash from (used in) investing activities	(413)	289	(120)
Net Cash from (used in) financing activities	(218)	18	(246)
Net Cash increase (decrease)	(382)	427	205

Selected Cash Flow Data (in US$ millions)	Q3 2011	Q2 2011	Q3 2010

Depreciation & amortization	325	322	294
Payment for Capital expenditures	(384)	(332)	(298)
Dividends paid to shareholders	(88)	(89)	(62)
Change in inventories, net	1	(64)	(84)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 25, 2011	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer